UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer to Acquire Containers from Buss Global,” dated May 16, 2011.

Exhibit

1.	Press Release dated May 16, 2011

Exhibit 1

Textainer to AcquireContainers from Buss Global

HAMILTON, Bermuda, May 16, 2011 — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer has purchased approximately 171,000 TEU of containers and related lease rights and working capital that it has been managing for Buss Global Container Fonds 1 Partnership (“Buss Global”) since 2006. The transaction, which has an effective date of May 1, 2011, was closed today for a total purchase price of approximately $174 million. The majority of the Buss Global fleet consists of dry freight containers and the purchase increased the percentage of Textainer’s owned fleet from 52% of its total fleet at the end of March 2011 to 59% today.

“We are pleased to once again take advantage of opportunities presented by the current industry fundamentals and enter into another accretive transaction for our shareholders,” stated John A. Maccarone, President and CEO of Textainer. “While managing containers provides distinct benefits, container ownership is typically more profitable. By purchasing approximately 171,000 TEU of containers, we will increase the owned portion of our fleet, positioning us to further increase our profitability. We intend to continue to utilize our strong financial flexibility to take advantage of similar opportunities that allow us to grow the owned portion of our fleet.” commented Mr. Maccarone.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.5 million containers, representing about 2.4 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 77,000 containers last year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer